UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of May, 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                   Sequential
Exhibit                       Description                          Page Number
-------                       -----------                          -----------

  1.              Press release, dated April 22, 2003                  3
  2.              Press release, dated April 24, 2003                  5

                                                                      EXHIBIT 1


                                                    alvarion
                                                    We're on your wavelength

CONTACTS
--------
ALVARION
Dafna Gruber, CFO
+972 3 645 6252
dafna.gruber@alvarion.com

             or

KCSA
Joseph A. Mansi / Evan Smith, CFA
+1 212 896 1205 / +1 212 896 1251
jmansi@kcsa.com / esmith@kcsa.com
                                                  FOR IMMEDIATE RELEASE
                                                  ---------------------


ALVARION'S FIRST QUARTER 2003 EARNINGS RELEASE

AND CONFERENCE CALL SCHEDULED FOR MAY 13, 2003


TEL AVIV, ISRAEL, APRIL 22, 2003 - ALVARION LTD. (NASDAQ: ALVR), a leading developer and manufacturer of broadband wireless access products, announced today that it will release its first quarter 2003 results on May 13, 2003 during pre-market hours.

Following the announcement, Alvarion will host a conference call at 9:00 a.m. EDT. The Company invites you to listen to the call at the following telephone numbers (888) 417-2310 in the United States, or (973) 582-2710 Internationally. The call will also be available live on the Internet at the following sites: www.kcsa.com and www.alvarion.com.

A replay of the call will be available from 11:00 a.m. EDT on May 13, 2003 through 11:59 p.m. (EDT) on May 19, 2003. To access the replay, please call
(877) 519-4471 in the Unites States, or (973) 341-3080, internationally. To access the replay, users will need to enter the following code: 3877750.

ABOUT ALVARION

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits.

Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.

With over 1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Recently incorporated InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution supporting a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com


                     This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

                     You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

                                                                     EXHIBIT 2

CONTACTS
--------
ALVARION
Dafna Gruber, CFO
+972 3 645 6252
dafna.gruber@alvarion.com

     or

KCSA
Joseph A. Mansi
+1 212 896 1205
jmansi@kcsa.com

                                               FOR IMMEDIATE RELEASE
                                               ---------------------

               RUSSIA'S GSM OPERATOR MEGAFON EXPANDS DEPLOYMENT OF
                        ALVARION CELLULAR FEEDING SYSTEM

                                     ------

            Megafon Using WALKair(TM) In 12 Cellular Networks So Far

                                     ------


                     TEL - AVIV, ISRAEL, APRIL 24, 2003 - ALVARION LTD. (NASDAQ:
ALVR), a leading provider of Broadband Wireless solutions, today announced that Megafon, a Russian GSM cellular operator, has placed a follow-on order for additional WALKair(TM) Broadband Wireless Point-to-Multipoint cellular feeding solution. The WALKair(TM) system in the 10.5 GHz frequency bands will be installed as part of the GSM infrastructure, which will be deployed for Megafon in Northern Russia and Siberia.

Megafon is a joint project of Sonera, Telia, Telecominvest and CT-Mobile. The only company with a pan-Russian GSM license, Megafon is investing heavily to build a state-of-the-art GSM network across Russia. In just two years, it has extended services to 5 of 7 Federal Districts, and built a subscriber base of more than 3,6 million customers.

                     In 2001 (the initial setup of the GSM network) and 2002 (extension throughout the Ural region) Alvarion's WALKair(TM) fixed wireless technology was used to provide reliable and cost-effective cellular feeding services. In certain areas, point to multipoint broadband wireless is an


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
attractive and cost effective cellular feeding alternative to more expensive point-to-point or leased line solutions. The point-to-multipoint feeding network can also be utilized to bring operators additional revenues from fixed access services. Now, as a third network build out phase is launched to bring Megafon's services to Siberia and Northern Russia, WALKair(TM) has been chosen once again as reliable and cost-effective cellular feeding services.

Commenting on the news, Alexey N. Nichiporenko, Deputy General Director of Megafon, said, "Our experience over the last two years has proven that Broadband Wireless Point-to-Multipoint is an ideal complementary technology for providing high capacity, reliable GSM network feeding. In Russia's difficult terrain, Alvarion's WALKair(TM) has been cost-effective to deploy, and has consistently lived up to our high performance expectations. As we expand our network, we are confident to rely once again on the best-in-class technologies of Alvarion."

                     Tzvika Friedman, President & COO of Alvarion, added, "We are pleased that our advanced 10.5 GHz solution has performed so well for Megafon, and look forward to continued close cooperation during the next network build out phase. Megafon is a strong example of the many operators who recognize the power of fixed wireless technologies to complement their cellular networks. They are finding it extremely cost-effective to deploy our solutions instead of wireless Point-to-Point or leased lines for cellular feeding applications, and to launch revenue-generating access services. As the market leader for 10.5 GHz products, we are intensifying our activities in all the regions where the 10.5 GHz band is available, including India and Latin America."

                                      # # #

ABOUT MEGAFON

OJSC "MegaFon" is the first All-Russian mobile operator in GSM 900/1800 standard. It was created in May 2002 as a result of renaming and changing the legal form of CJSC "North-West GSM" and its merger with CJSC "Sonic Duo" (Moscow), CJSC "Mobikom-Kavkaz", CJSC "Mobikom-Center", CJSC "Mobikom-Novosibirsk", CJSC "Mobikom-Khabarovsk", CJSC "Mobikom-Kirov", OJSC "MCC-Povolzhye", CJSC "Volzhsky GSM" and CJSC "Uralsky GSM". The main shareholders of the company include OJSC "Telecominvest", LLC "CT-Mobile",

Sonera (Finland) and Telia (Sweden). The licensed area of MegaFon covers 100% of the Russian territory with the population of 145 mln. people. At present the number of MegaFon's subscribers is over 3,600,000.

ABOUT ALVARION
--------------

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.
With over 1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots. Recently incorporated InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution supporting a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com


                     This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

YOU MAY REGISTER TO RECEIVE ALVARION'S FUTURE PRESS RELEASES OR TO DOWNLOAD A COMPLETE DIGITAL INVESTOR KIT(TM) INCLUDING PRESS RELEASES, REGULATORY FILINGS AND CORPORATE MATERIALS BY CLICKING ON THE "DIGITAL INVESTOR KIT(TM)" ICON AT WWW.KCSA.COM.

                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           ALVARION LTD.

Date: May 5, 2003                          By: /s/ Zvi Slonimsky
                                               --------------------------------
                                               Name: Zvi Slonimsky
                                               Title: Chief Executive Officer




















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